Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 13, 2013 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three months ended June 30, 2013. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended June 30, 2013 and 2012, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz® pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 245 issued patents worldwide, including 43 issued U.S. patents, and in excess of 425 additional patent applications, 86 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

Peazazz®

In November 2011, Burcon announced that it had developed a novel pea protein that it has branded as Peazazz®. Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz® can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

Burcon has executed a number of material transfer agreements (“MTAs”) with potential partners and customers interested in Peazazz®. The list includes major food and beverage makers, suppliers, and potential industry production and sales partners. The Company is considering a number of options for commercializing Peazazz®, including building full-scale production facilities through a variety of partnership structures.

During the quarter, the Winnipeg Technical Centre (“WTC”) focused on completing the construction of the Peazazz® semi-works plant. Burcon announced on June 25, 2013 that the construction was completed. The semi-works plant, located in Winnipeg, Manitoba, was built with commercial-scale equipment in order to produce the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation. Constructing and operating a semi-works production plant using commercial-scale equipment is a critical step toward full commercialization. It ultimately

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

shortens time-to-market and reduces risk. Peazazz® produced from multiple, non-consecutive production batches will demonstrate how Peazazz® can be reliably and consistently produced. Subsequent to the quarter-end, the Company’s engineers have completed the start-up phase of the new facility, and are optimizing its production processes. The Company expects to soon begin full production of the large quantities of Peazazz® for shipment under MTAs it has signed with major food and beverage makers, industry suppliers, and potential manufacturing and sales partners.

Burcon launched and demonstrated Peazazz® at the 2013 IFT Annual Meeting and Food Expo held in Chicago in July 2013. Burcon demonstrated two products that highlight Peazazz®’s qualities and versatility:

Peach Mango Rhythm – made from 30% real juice, with all natural flavours and containing five grams of Peazazz® pea protein per 250 ml serving; and

Vanilla Jazz – a neutral pH milk-style beverage with a faint hint of vanilla flavouring, made with five grams of Peazazz® pea protein per 250 ml serving.

Peazazz® was well-received by food and beverage manufacturers who expressed strong interest in pursuing further discussions about Peazazz®, ranging from food and beverage makers looking to incorporate Peazazz® into their products, to potential manufacturing and marketing partners wanting to take advantage of the competitive advantages Peazazz presents.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving. Recently, ADM also introduced CLARISOY 120, a powdered version that may be used in acidic beverages.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

During the quarter, the WTC continued to carry out work when requested by ADM to gather information in support of the Semi-works Production Facility.

During the quarter, Burcon recorded royalty revenues of $23,899 (2012 - $nil), comprised primarily of initial license fee payments recognized as royalty revenue.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Puratein®, Supertein™ and Nutratein®

As the focus of this quarter’s activity was primarily on the construction of the Peazazz® semi-works plant, limited work was conducted on canola products.

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® , Supertein™ , Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® , Supertein™ , Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the quarter, Burcon filed a new patent application, received three US patent grants / allowances and continued the maintenance and prosecution of its patent applications.

Burcon now holds 43 U.S. issued patents over canola, soy and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 86 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 245 issued patents covering inventions that include the 43 granted U.S. patents. Currently, Burcon has over 425 additional patent applications that are being reviewed by the respective patent offices in various countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

RESULTS OF OPERATIONS

As at June 30, 2013, Burcon has not yet generated any significant revenues from its technology. For the three months ended June 30, 2013 the Company recorded a loss of $1,580,830 ($0.050 per share) as compared to $1,036,978 ($0.035 per share) last year. Included in the loss amounts is $87,186 (2012 - $6,863) of stock-based compensation (non-cash) costs, amortization of deferred revenue of $23,458 (2012 - $nil), amortization of deferred development costs of $133,406 (2012 - $nil), and amortization of property and equipment of $28,346 (2012 -$28,843). The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended June 30,
	2013	2012
	IFRS	IFRS
Salaries and benefits	289	280
Professional fees	533	267
Investor relations	88	85
Other	44	42
Office supplies and services	32	39
Travel and meals	14	21
Management fees	9	10
Amortization of property and equipment	1	1
	1,010	745

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $42,000 (2012 –$7,000).

The cash portion of salaries and benefits decreased by about $27,000 over the same quarter last year. Of the decrease, about $32,000 is attributed to the termination of two staff members, offset by an increase in director’s fees due to an additional board meeting held this quarter over the same quarter last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

Professional fees
(unaudited, in thousands of dollars)

	Three months ended June 30,
	2013	2012
	IFRS	IFRS
Regulatory and intellectual property	446	236
Legal, audit and consulting	87	31
	533	267

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the quarter ended June 30, 2012, Burcon capitalized about $132,000 of CLARISOY™-related patent costs to deferred development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. Total patent legal fees and expenditures (before capitalization) increased by about $77,000 over the same quarter last year. The increase is attributable to a growing patent portfolio and increased activity levels. From the last quarter, our patent portfolio has grown by over 40 patents around the world. From inception, Burcon has expended approximately $9.2 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

The increase in legal, audit and consulting fees of about $56,000 is due entirely to an increase in legal fees incurred for general corporate matters and the Company meeting its business objectives.

Investor relations

Included in investors relations expenses is stock-based compensation expense of about $12,000 for options granted to a U.S. investor relations firm that was retained during the fourth quarter of last year. The cash portion of investor relations expenses decreased by about $9,000 over the same quarter last year. The decrease is attributed to a decrease in public relations and investor relations costs of about $8,000, as well as a decrease in annual report expenses of about $7,000, a decrease in travel costs of about $10,000, offset by an increase in news release expenses of about $10,000 and website expenses of about $6,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(unaudited, in thousands of dollars)

	Three months ended June 30,
	2013	2012
	IFRS	IFRS
Salaries and benefits	324	218
Amortization of deferred development costs	133	-
Laboratory operation	88	48
Amortization of property and equipment	28	28
Rent	21	16
Analyses and testing	16	10
Travel and meals	7	1
	617	321

During the quarter ended June 30, 2012, Burcon capitalized about $123,000 of CLARISOY™ development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has amortized a total of $533,624 of CLARISOY-related expenditures, of which $133,406 was amortized during the quarter ended June 30, 2013.

A significant portion of R&D expenses is comprised of salaries and benefits. Before taking into account the salaries and benefits that were deferred in the comparative quarter, there was no significant change in salaries and benefits quarter-over-quarter, except for stock-based compensation expense of about $33,000 recorded in the current quarter.

Laboratory operation expenses this quarter increased by about $25,000 over the comparative quarter, again before taking into account the costs that were capitalized last year. This increase was largely due to higher repairs and maintenance costs.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at June 30, 2013, the Company had not earned significant revenues from its technology, had an accumulated deficit of $60,020,249 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At June 30, 2013, the Company had cash and cash equivalents of $3.3 million and short-term investments of $2.1 million that management estimates are sufficient to fund its operations through May 2014. Burcon will need additional capital to meet its business objectives; however, there can be no assurance that additional financing will be available at acceptable terms, if at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

During the quarter, Burcon recorded approximately $24,000 in royalty revenues, with the majority being the recognition of previously deferred initial license fees received. However, due to the nature and size of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. It is the intention of the Soy Agreement that a full-scale commercial facility will be built. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the quarter ended June 30, 2013, measured in terms of cash flows from operating activities before changes in non-cash working capital items, totalled approximately $1,355,000, as compared to $1,001,000 in the comparative quarter. Including the development expenditures that were deferred in the comparative quarter, cash used in operations increased by about $106,000. As noted above, the increase in patent-related activities accounted for $77,000 of the increase, as did an increase in legal fees of $56,000 and an increase in R&D expenditures of about $14,000, offset by a decrease of $32,000 from a reduction in staff, a decrease in investor relations expenditures of about $9,000.

At June 30, 2013, Burcon’s working capital was approximately $4,885,000 (March 31, 2013 -$6,428,000). As at the June 30, 2013, Burcon had committed to about $24,000 of capital expenditures relating to the construction of the Peazazz® semi-works facility. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $960,000 in patent legal fees and disbursements for the balance of fiscal 2014. We expect three more patents applications that will enter National Phase during fiscal 2014 and also patents that will likely be granted in Europe that will require registration in designated European countries.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least May 2014, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with three Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at three Canadian chartered banks to maximize interest and to diversify risk. For the quarter ended June 30, 2013, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.19% (2012 – 1.15%) per annum and the weighted average interest rate earned on short-term investments was 1.45% (2012 – 1.56%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2013 is estimated to be a $33,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at June 30, 2013 was $685,668, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

OUTSTANDING SHARE DATA

As at June 30, 2013 and the date of this MD&A, Burcon had 31,624,693 common shares and 1,882,000 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $7.31 per share. Burcon also had 57,500 warrants that are convertible to an equal number of shares outstanding at an exercise price of $4.00 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
		March 31,	December 31,	September 30,
	June 30, 2013	2013	2012	2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	46	50	26	11
Loss for the period	(1,581)	(1,403)	(1,754)	(1,352)
Basic and diliuted loss per share	(0.05)	(0.04)	(0.06)	(0.05)

		Three months ended
		March 31,	December 31,	September 30,
	June 30, 2012	2012	2011	2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	29	29	32	36
Loss for the period	(1,037)	(1,089)	(1,897)	(1,786)
Basic and diliuted loss per share	(0.04)	(0.04)	(0.06)	(0.06)

Included in the loss of the current quarter is about $87,000 of stock-based compensation expense. Similarly, included in the four quarters of fiscal 2103 are about $7,000, 5,000, $534,000 and $92,000 of stock-based compensation expense, respectively. Included in the last three quarters of fiscal 2012 are about $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarter of fiscal 2013 and the second and third quarters of fiscal 2012 relates to the recognition of options granted in those quarters that had vested immediately.

Included in the loss of the current quarter is about $133,000 of amortization of deferred development costs. Similarly, included in each of the last three quarters of fiscal 2013 are $133,000 of amortization of deferred development costs.

Burcon incurred about $248,000 and $110,000 in the second and third quarter of fiscal 2012, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000 were capitalized to deferred development costs. These expenditures reached historical highs, totaling about $475,000 during the second quarter of fiscal 2012 (of which $210,000 were capitalized to deferred development costs) due to several patent applications having entered National Phase. These costs include filing fees for these patents in several designated countries. Patent legal fees and expenses were comparatively lower during the four quarters of fiscal 2013, due to only one patent having entered national phase during each quarter. In addition, starting the third quarter of fiscal 2013, Burcon started to defer annuity payments of non-core patents. In

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

the first quarter of this year, patent fees and expenses totaled $442,000, due mainly to a larger patent portfolio and to payment of certain annuity payments previously deferred.

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three months ended June 30, 2013 is $15,951 (2012 - $15,951) for office space rental, services, and equipment rental.

For the three months ended June 30, 2013, included in general and administrative expenses (management fees) is $8,762 (2012 - $9,827) for services provided. At June 30, 2013, $3,808 (March 31, 2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2013, included in interest and other income are $3,397 (2012 - $7,334) for management services provided by the Company. At June 30, 2013, $1,501 (March 31, 2013 - $531) of this amount is included in amounts receivable.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

  The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

  The Company has adopted IFRS 11, Joint Arrangements. The adoption did not impact the Company as it does not have any joint arrangements at this time.

  The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the condensed consolidated interim statements of operations and comprehensive loss, as the Company does currently not recognize any transactions within other comprehensive income.

  The Company has adopted ameded IAS 19, Employee Benefits. The adoption did not impact the Company as it does not have any defined benefit plans.

  The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended June 30, 2013 that could have materially affected, or are reasonably likely to materially affect, such controls.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2013 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its pea, soy and canola proteins.

Pea

With the construction completion of the Peazazz® semi-works production facility in June 2013, Burcon will be able to provide product for customers to conduct product and market development activities. Burcon will continue to investigate various avenues for commercializing Peazazz® including licensing the technology to an existing producer, through a joint venture, or building a full-scale production facility on its own. Burcon will also continue to refine and optimize the related extraction and purification technology, work on developing new applications and products and file additional patents.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon is working with companies who have signed MTAs to explore the potential use of Nutratein® as a full or partial replacement to costly whey protein. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™and Puratein® canola protein isolates into their products, with the intent that a strategic alliance with one or more potential partners can be secured for the commercialization of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2013 and 2012

into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.